UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

(Rule 13E-100)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

SORL AUTO PARTS, INC.
(Name of Issuer)

SORL AUTO PARTS, INC.
Ruili Group Co., Ltd.
Ruili International Inc.
Ruili International Merger Sub Inc.
XiaoPING Zhang
Shuping Chi
Xiaofeng Zhang
(Name of Persons Filing Statement)

Common Stock, par value $0.002 per share
(Title of Class of Securities)

78461U101
(CUSIP Number of Class of Securities)

SORL Auto Parts, Inc.	Xiaoping Zhang
No. 2666 Kaifaqu Avenue	Shuping Chi
Ruian Economic Development District	Xiaofeng Zhang
Rui’an City, Zhejiang Province People’s Republic of China	Ruili Group Co., Ltd. Ruili International Inc.
Attention: Ms. Jinrui Yu	Ruili International Merger Sub Inc.
+86-13587576000	No. 2666 Kaifaqu Avenue
Ruian Economic Development District
Rui’an City, Zhejiang Province
People’s Republic of China
Attention: Xiaoping Zhang
(+86-577)-6581 7720

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Fang Xue, Esq.	Charles Wu, Esq.	Ke Geng, Esq.
Gibson, Dunn & Crutcher LLP	Locke Lord LLP	Nima Amini, Esq.
Unit 1301, Tower 1, China Central Place	111 S. Wacker Drive	O’Melveny & Myers LLP
No. 81 Jianguo Road	Chicago, IL 60606	Yin Tai Centre, Office Tower, 37th Floor
Chaoyang District	(312) 443 1868	No. 2 Jianguomenwai Ave.
Beijing 100025, PRC		Chaoyang District
(+86 10) 6502 8500		Beijing 100022, PRC
(+86 10) 6563 4261

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$37,502,844.96	$4,867.87

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (i) the aggregate cash payment for the proposed per share cash payment of $4.72 for 7,945,518 shares of common stock issued and outstanding as of November 29, 2019 (consisting of the 19,304,921 shares of common stock outstanding as of November 29, 2019 minus 11,359,403 shares held by Mr. Xiaoping Zhang, Ms. Shuping Chi and Mr. Xiaofeng Zhang (the “Rollover Shares”)). The Rollover Shares that are not included in the foregoing calculation have been so excluded because they are being contributed to Parent (as defined below) immediately prior to the consummation of the Merger (as defined below).

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.0001298.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,867.87
Form or Registration No.: Schedule 14A—Preliminary Proxy Statement
Filing Party: SORL Auto Parts, Inc.
Date Filed: January 2, 2020

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INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): SORL Auto Parts, Inc., a Delaware corporation (“SORL,” or the “Company”), the issuer of the common stock, par value $0.002 per share (the “Company Common Stock”) that is subject to the Rule 13e-3 transaction, Ruili International Inc., a Delaware corporation (“Parent”), Ruili International Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Ruili Group Co., Ltd. (“Ruili Group”), and Mr. Xiaoping Zhang, Ms. Shuping Chi and Mr. Xiaofeng Zhang (collectively, the “Rollover Stockholders”).

This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of November 29, 2019, by and among the Company, Parent and Merger Sub (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3. Except as set forth in this Final Amendment, all information in this Schedule 13E-3 remains unchanged.

All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 15. Additional Information.

Item 15(b) is hereby amended and supplemented as follows:

On May 8, 2020, at a special meeting of stockholders, the Company’s stockholders voted to approve, among others, the proposal to adopt the Merger Agreement.

On May 15, 2020, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective on May 15, 2020. At the effective time of the Merger, each share of the Company Common Stock issued and outstanding was converted into the right to receive $4.72 in cash, without interest, excluding shares held by (i) any of Parent, Merger Sub, the Rollover Stockholders, Ruili Group, and any of their respective affiliates (including shares contributed to Parent immediately prior to the effective time of the Merger by the Rollover Stockholders), and (ii) the Company or any wholly owned subsidiary of the Company (or held in the Company’s treasury). The Company did not receive any notice of objection from any shareholder prior to the vote to approve the Merger, which is required for exercising appraisal rights.

Upon the effective time of the Merger, the Company became a wholly owned subsidiary of Parent. As a result of the Merger, the Company Common Stock has ceased to trade on the NASDAQ Global Market (“NASDAQ”) prior to opening of trading on May 15, 2020. The Company has requested the NASDAQ to file a Form 25 with the SEC to notify the SEC of the delisting of the Company Common Stock on the NASDAQ and deregistration of the Company Common Stock under the Exchange Act. The Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16. Exhibits.

(a)(1)	Definitive Proxy Statement of the Company, incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on April 6, 2020 (the “Proxy Statement”).

(a)(2)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(3)	Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)(4)	Press Release issued by the Company, dated May 24, 2019, incorporated herein by reference to Exhibit 99.2 to the Report on Form 8-K furnished by the Company to the SEC on May 24, 2019.

(a)(5)	Press Release issued by the Company, dated November 29, 2019, incorporated herein by reference to Exhibit 99.1 to the Report on Form 8-K furnished by the Company to the SEC on December 2, 2019.

(a)(6)	Press Release issued by the Company, dated March 23, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 8-K furnished by the Company to the SEC on March 23, 2020.

(a)(7)	Report on Form 8-K furnished by the Company to the SEC on March 24, 2020.

(a)(8)	Press Release issued by the Company, dated April 27, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 8-K furnished by the Company to the SEC on April 27, 2020.

(a)(9)	Press Release issued by the Company, dated May 8, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 8-K furnished by the Company to the SEC on May 8, 2020.

(a)(10)	Press Release issued by the Company, dated May 15, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 8-K furnished by the Company to the SEC on May 15, 2020.

(b)	Not applicable.

(c)(1)	Opinion of Duff & Phelps, LLC, dated November 29, 2019, incorporated herein by reference to Annex B to the Proxy Statement.

(c)(2)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated November 29, 2019.

(d)(1)	Agreement and Plan of Merger, dated November 29, 2019, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2)	Equity Commitment Letter, dated November 29, 2019, between Ruili Group and Parent, incorporated herein by reference to Exhibit 10.1 to the Report on Form 8-K furnished by the Company to the SEC on December 2, 2019.

(d)(3)	Equity Contribution and Voting Agreement, dated November 29, 2019, among Parent and the Rollover Stockholders, incorporated herein by reference to Exhibit 10.2 to the Report on Form 8-K furnished by the Company to the SEC on December 2, 2019.

(d)(4)	Undertaking, dated November 29, 2019, among Ruili Group, Parent, Merger Sub, the Rollover Stockholders, the Company and certain other parties thereto, incorporated herein by reference to Exhibit 10.3 to the Report on Form 8-K furnished by the Company to the SEC on December 2, 2019.

(f)(1)	Appraisal Rights, incorporated herein by reference to the Section entitled “Appraisal Rights” in the Proxy Statement.

(f)(2)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2020

SORL Auto Parts, Inc.

	By:	/s/ Xiao Lin
Name: Xiao Lin
Title: Director

Ruili Group Co., Ltd.

	By:	/s/ Xiaoping Zhang
Name: Xiaoping Zhang
Title: Legal Representative

Ruili International Inc.

	By:	/s/ Xiaoping Zhang
Name: Xiaoping Zhang
Title: Director

Ruili International Merger Sub Inc.

	By:	/s/ Xiaoping Zhang
Name: Xiaoping Zhang
Title: Director

	By:	/s/ Xiaoping Zhang
Xiaoping Zhang

	By:	/s/ Shuping Chi
Shuping Chi

	By:	/s/ Xiaofeng Zhang
Xiaofeng Zhang

[Signature Page to SORL 13E-3]

EXHIBIT INDEX

(a)(1)	Definitive Proxy Statement of the Company, incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on April 6, 2020 (the “Proxy Statement”).

(a)(2)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(3)	Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)(4)	Press Release issued by the Company, dated May 24, 2019, incorporated herein by reference to Exhibit 99.2 to the Report on Form 8-K furnished by the Company to the SEC on May 24, 2019.

(a)(5)	Press Release issued by the Company, dated November 29, 2019, incorporated herein by reference to Exhibit 99.1 to the Report on Form 8-K furnished by the Company to the SEC on December 2, 2019.

(a)(6)	Press Release issued by the Company, dated March 23, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 8-K furnished by the Company to the SEC on March 23, 2020.

(a)(7)	Report on Form 8-K furnished by the Company to the SEC on March 24, 2020.

(a)(8)	Press Release issued by the Company, dated April 27, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 8-K furnished by the Company to the SEC on April 27, 2020.

(a)(9)	Press Release issued by the Company, dated May 8, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 8-K furnished by the Company to the SEC on May 8, 2020.

(a)(10)	Press Release issued by the Company, dated May 15, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 8-K furnished by the Company to the SEC on May 15, 2020.

(b)	Not applicable.

(c)(1)	Opinion of Duff & Phelps, LLC, dated November 29, 2019, incorporated herein by reference to Annex B to the Proxy Statement.

(c)(2)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated November 29, 2019.

(d)(1)	Agreement and Plan of Merger, dated November 29, 2019, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2)	Equity Commitment Letter, dated November 29, 2019, between Ruili Group and Parent, incorporated herein by reference to Exhibit 10.1 to the Report on Form 8-K furnished by the Company to the SEC on December 2, 2019.

(d)(3)	Equity Contribution and Voting Agreement, dated November 29, 2019, among Parent and the Rollover Stockholders, incorporated herein by reference to Exhibit 10.2 to the Report on Form 8-K furnished by the Company to the SEC on December 2, 2019.

(d)(4)	Undertaking, dated November 29, 2019, among Ruili Group, Parent, Merger Sub, the Rollover Stockholders, the Company and certain other parties thereto, incorporated herein by reference to Exhibit 10.3 to the Report on Form 8-K furnished by the Company to the SEC on December 2, 2019.

(f)(1)	Appraisal Rights, incorporated herein by reference to the Section entitled “Appraisal Rights” in the Proxy Statement.

(f)(2)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

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